Exhibit 5

FOR IMMEDIATE RELEASE:

CONTACT: Jeffrey Birnbaum, (202) 661-6367, JBirnbaum@BGRPR.com

Crest Financial Urges Clearwire Stockholders to Vote Against Sprint-Clearwire Merger

New Letter Highlights Scheme by Sprint to Capture Clearwire Value

HOUSTON, May 16, 2013 — Crest Financial Limited, the largest of the independent minority stockholders of Clearwire Corporation (NASDAQ: CLWR), yesterday sent a letter to Clearwire stockholders detailing why it is asking Clearwire stockholders to reject the proposed merger with Sprint Nextel Corporation.

The letter reiterates Crest’s belief that Clearwire and its trove of spectrum is “the ultimate prize in the intensifying battle for Sprint.” The Sprint effort to merge with Clearwire is really “an attempt to take value from the Clearwire stockholders without offering them fair value,” the letter states.

The letter also states:

“We believe allowing Sprint to consummate the Sprint-Clearwire Merger will leave enormous value on the table for Clearwire stockholders—value that will assuredly be captured by Sprint and its ultimate acquirer. We believe that one way in which Sprint and its ultimate acquirer could capture this value is by using its controlling position in Clearwire to cause it to sell its excess spectrum and, instead of using these proceeds to build-out Clearwire’s network, Sprint could use these proceeds to pay down some portion of the debt that was incurred to purchase Sprint in the first place. It is no secret that both SoftBank and DISH intend to incur a significant amount of debt to purchase Sprint. Each of SoftBank and DISH also claim that it will be able to reduce this debt burden over a relatively short period of time. We believe that a sale of excess Clearwire spectrum is one way in which this de-leveraging could occur. However, we believe that Sprint and its ultimate acquirer would be able to use the excess Clearwire spectrum for this purpose ONLY IF Sprint controls 100% of Clearwire. Our view is based on the following: First, unless Sprint owns 100% of Clearwire’s stock, Clearwire could not distribute the proceeds from such a sale of spectrum to just Sprint. Second, we believe that if Sprint, through its controlling position in Clearwire, were to cause Clearwire to sell excess spectrum while litigation is pending over the conduct of Sprint, Clearwire, and the Clearwire Board, such a sale could adversely affect the position of these parties in such a proceeding if such a sale were made at the values we believe should be attributed to Clearwire’s spectrum. Thus, a successful vote “AGAINST” the Sprint-

Clearwire Merger would prevent Sprint from benefiting from the Clearwire spectrum assets in this way at the expense of the Clearwire stockholders.

“SoftBank’s CEO Son recently said that Clearwire stockholders like Crest that have urged Clearwire to seek a better deal “can stay as shareholders for however long they want. We are happy with just 65 percent [of Clearwire stock].” For all of the reasons stated above, we do not believe this statement. We firmly believe that, if Sprint does not control 100% of Clearwire, the value that Sprint’s suitors have attached to Sprint dissipates, while, at the same time, Clearwire’s minority stockholders will still have the opportunity to realize that value for themselves.

“In short, Clearwire is the ultimate prize in the intensifying battle for Sprint. It is time to lift the veil off of these back-to-back merger transactions so Clearwire stockholders can see them for what they are—an attempt to take value from the Clearwire stockholders without offering them fair value. We do not believe that this or any other offer from Sprint can reflect the true value of Clearwire. Only when SoftBank, DISH, or another suitor for the Clearwire spectrum makes a direct offer for the Clearwire stock or Clearwire’s assets will this true value be discovered.”

D.F. King & Co, Inc. has been retained by Crest to assist it in the solicitation of proxies in opposition to the merger. If stockholder have any questions or need assistance in voting the GOLD proxy card, please call D.F. King & Co. at (800) 949-2583. The full letter can be found at http://www.dfking.com/clwr.

About Crest Financial Limited

Crest Financial Limited (“Crest”) is a limited partnership under the laws of the State of Texas. Its principal business is investing in securities.

Important Legal Information

In connection with the proposed merger of Clearwire Corporation (“Clearwire”) with Sprint Nextel Corporation (the “Proposed Sprint Merger”), Crest and other persons (the “Participants”) have filed a definitive proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The definitive proxy statement was mailed to the stockholders of Clearwire on or about May 6, 2013. SECURITYHOLDERS OF CLEARWIRE ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT, WHICH IS AVAILABLE NOW, AND THE PARTICIPANTS’ OTHER PROXY MATERIALS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING ADDITIONAL INFORMATION RELATED TO THE PARTICIPANTS, CLEARWIRE AND THE PROPOSED SPRINT MERGER. The definitive proxy statement and all other proxy materials filed with the SEC are available at no charge on the SEC’s website at http://www.sec.gov. In addition, the definitive proxy statement is also available at no charge on the website of the Participants’ proxy solicitor at http://www.dfking.com/clwr.

Forward-looking Statements

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future activities and are subject to many risks and uncertainties. Due to such risks and uncertainties, actual events may differ materially from those reflected or contemplated in such forward-looking statements. Forward-looking statements can be identified by the use of the future tense or other forward-looking words such as “believe,” “expect,” “anticipate,” “intend,” “plan,” “should,” “may,” “will,” believes,” “continue,” “strategy,” “position” or the negative of those terms or other variations of them or by comparable terminology.